Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

February 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes

Ms. Christine Westbrook

Re:	ObsEva SA

Registration Statement on Form F-3

Filed February 1, 2018

File No. 333-222820

Ladies and Gentlemen:

On behalf of our client, ObsEva SA (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 15, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-3, filed on February 1, 2018 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Registration Statement and is confidentially submitting a revised draft (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.

Registration Statement on Form F-3

Description of Purchase Contracts, page 27

1.	We note your disclosure that you may issue purchase contracts for the purchase or sale of securities that may consist of obligations of third parties, including a basket of such securities, an index or indices of such securities or any combination of such securities. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

February 23, 2018

Response to Comment 1:

The Company respectfully advises the Staff that it has decided not to offer purchase contracts through the Registration Statement and has updated the Amended Registration Statement accordingly to remove references to purchase contracts.

2.	It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may be cash settled, obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

Response to Comment 2:

The Company respectfully advises the Staff that it has decided not to offer purchase contracts through the Registration Statement and has updated the Amended Registration Statement accordingly to remove references to purchase contracts.

Exhibit 5.1, page II-1

3.	Please file a legal opinion that covers the debt securities, warrants, purchase contracts and units included in the registration statement.

Response to Comment 3:

The Company respectfully advises the Staff that the Amended Registration Statement includes a revised legal opinion filed as Exhibit 5.1, which covers all of the registered securities.

Fee table

4.	We note your disclosure that you are entitled to issue and sell from time to time up to 18,565,625 common shares and/or to sell financial instruments (as defined under article 5b of your articles of association) which, upon exercise, entitle the holders to acquire up to 14,393,002 common shares. Please tell us whether you intend to offer and sell financial instruments and if so, please add these instruments to the registration statement. Alternatively, please tell us why you believe such disclosure is not required.

February 23, 2018

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure under the fee table to remove reference to the 18,565,625 common shares and financial instruments.

*    *    *    *

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please contact me at (212) 479-6474, Ryan Sansom at (617) 937-2335 or Mark Ballantyne at (703) 456-8084 with any questions or further comments regarding the responses to the Comments.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Ernest Loumaye, ObsEva SA

Timothy Adams, ObsEva SA

Ryan Sansom, Cooley LLP

Mark Ballantyne, Cooley LLP